United States securities and exchange commission logo





                             July 10, 2023

       Steve Carnes
       Chief Executive Officer
       GEMZ Corp. NV
       2180 N. Park Avenue, Suite 200
       Winter Park, FL 32789

                                                        Re: GEMZ Corp. NV
                                                            Offering Statement
on Form 1-A
                                                            Correspondence
filed June 30, 2023
                                                            File No. 024-12239

       Dear Steve Carnes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence submitted June 30, 2023

       General

   1. We note your disclosure that Rule 144 is unavailable for resale of shares issued by the company unless and
until the company ceases to be a shell company and has satisfied the requirements of
Securities Act Rule 144(i). Please revise the disclosure to disclose more fully the following:

                                                              any securities
sold in this offering can be resold only through an effective resale registration
statement under the Securities Act of 1933 or an available exemption from registration;

                                                              following the
qualification of the offering statement, the Company will not be subject
 Steve Carnes
GEMZ Corp. NV
July 10, 2023
Page 2
           to the reporting requirements of the Exchange Act of 1934; and

             the Company will be required to file a registration statement under the Exchange Act and become subject to the reporting requirements of the Exchange Act and file the required Exchange Act reports for the requisite period of time before Rule 144(i)
           would be potentially available for resale of the shares.
2.    We note your disclosure indicating that the OTC Markets has    upgraded
 the company to
         shell risk,    but we also note your disclosure being designated    a
shell risk company
      could impair our ability to attract new investors and cause us not to be able to provide
      funding for the implementation of the BadgerBloX business plan.    Please
revise the
      disclosure to explain:

             what constitutes a    shell risk    company for purposes of the
OTC Markets;

             the implications of OTC Markets    designation of the company as a
   shell risk
           company for investors who purchase shares in this offering;

             why you believe being designated as a    shell risk    company is
an upgrade; and

             what actions the company would need to take in order for OTC Markets to remove the designation.

       You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve Carnes
                                                           Division of
Corporation Finance
Comapany NameGEMZ Corp. NV
                                                           Office of Real
Estate & Construction
July 10, 2023 Page 2
cc:       Eric Newlan
FirstName LastName